Exhibit 99.1

Draganfly Earns New Record Fourth Quarter Sales and New Record Annual Sales

Los Angeles, CA. April 4, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solution developer and operator, is pleased to announce its fourth quarter and fiscal 2021 financial results. Revenue growth for the fourth quarter and the year was driven by a combination of organic growth, including strong drone product and services sales and ongoing traction with Vital Intelligence, the Company’s health monitoring line that utilizes AI technology.

The financial year 2021 was another milestone year for Draganfly as 2021 marked another record revenue year for the Company. Total 2021 revenues increased by $2,690,354 from $4,363,511 in 2020 to $7,053,865 with the bulk of this revenue coming from product sales. Services revenue of $645,667 was steady while drone services sales of $1,304,799 was up 107% over the same period in 2020 due to the gradual shift towards providing more services.

Key Financial Highlights for 2021:

●	Total revenue for the year ended December 31, 2021, increased to another level by 61.7% to $7.05 million, compared to $4.36 million in 2020. Product sales increased $2,016,176 or 65.3% in 2021 as compared to 2020 while services revenue increased $674,178 or 52.8% in 2021 compared to 2020.

●	As a result of increased product sales and service revenue, the Company’s Gross Profit increased by $883,488 or 50.2%. As a percentage of sales, gross margin decreased from 40.3% in 2020 to 37.5% in 2021 based on product mix.

●	The Company recorded a comprehensive loss of $16.40 million compared to $8.02 million in 2020. The comprehensive loss for the year ended December 31, 2021, includes a non-cash change in fair value of derivative liability of $8,149,812 and a non-cash expense for goodwill impairment of $4,579,763 and would otherwise be a loss of $19,969,186. Additional contributors to the year-over-year increase include increased insurance, marketing and investor relations costs, share-based payments, and professional fees relating to the Regulation A+ and Nasdaq financings partially offset by increased revenues.

●	The Company’s cash balance on December 31, 2021, was $23.08 million compared to $1.98 million in 2020.

Key Financial and Operational Highlights for Q4 2021:

●	Revenue for Q4 2021, increased significantly by 10.0% to $1.64 million year over year with the increase in revenue largely due to increased product sales.

●	Gross margin percentage for Q4 2021 was 38.3% compared to 22.2% in Q4 2020. The increase is due to the sales mix of the various product sales.

●	Total comprehensive income for Q4 2021 was $12.64 million compared to a loss of $3.49 million for the same period in 2020. The comprehensive income for the quarter ended December 31, 2021, includes a non-cash change in fair value of derivative liability of $23,428,117 and a non-cash expense for goodwill impairment of $4,579,763 and would otherwise be a loss of $6,212,888. The increase in loss was due to higher office and miscellaneous expenses, increased insurance, marketing and investor relations costs, share-based payments, and professional fees partially offset by increased revenues.

●	Draganfly’s proprietary pathogen and surface sanitizer spray was selected to be administered ahead of the Drone Racing League’s (“DRL”) Vegas Championship Race Presented by T-Mobile outside T-Mobile Arena during CES® 2022 and the EDGE22 plenary sessions at the Park Theater in the Park MGM in Las Vegas, Nevada.

●	Draganfly was selected by DRL, the world’s premier, professional drone racing property, and Apple co-founder Steve Wozniak’s Woz Ed, the leader in demand-driven K-12 education, as a partner in drone education. Draganfly is working with DRL and Imagine Learning’s Robotify, a virtual platform that teaches students about coding using robots, to assist with the expansion of the DRL Academy STEM program. Through an immersive and interactive Science of Drone Racing curriculum, the Company will help teach students how to build, code, and fly racing drones. The announcement is the evolution of Draganfly’s initial agreement and work with Woz ED, which provided for an exclusive partnership bringing additional product development to the Company’s current and future pipeline in addition to re-imagining the future of innovation for drone technologies. Draganfly recently joined DRL as a founding partner of DRL Labs, an innovation hub focused on researching and developing ground-breaking drone technology that the Company believes will advance the cutting-edge sport of high-speed drone racing and other industries undergoing significant transformations through drones, including humanitarian aid and mobility.

●	Draganfly’s proprietary pathogen and surface sanitizer spray was implemented ahead of Fall 2021 Commencement ceremonies at the University of Alabama at Birmingham (“UAB”). The Company sanitized UAB’s Bartow Arena ahead of commencement ceremonies on December 10 and 11, 2021.

●	Draganfly’s advanced UAV thermal imaging technology and proprietary mapping software helped the Draganfly Trophy Truck (“Trophy Truck”) win its second podium place of the 2021 season at the 2021 BF Goodrich Tires Mint 400 in Las Vegas, Nevada. On December 4, 2021, the Trophy Truck finished second in the Unlimited Class (Trophy Trucks). The Company’s advanced UAV thermal imaging technology helped the team safely navigate the course by enabling them to see through large amounts of dust thrown up by competitors. Draganfly drones equipped with the Company’s proprietary mapping software were utilized to give the Trophy Truck team the most accurate terrain data pre-race. The achievement follows the Trophy Truck’s first place finish at the 2021 Maxxis Tires “Casey Folks” Vegas to Reno race on August 13, 2021. Ahead of the 2021 BF Goodrich Tires Mint 400, Draganfly announced that it is undertaking a motorsport development programme as part of its partnership with the Trophy Truck team. To support the Trophy Truck team and others during races, the Company plans to strategically implement drones along courses that are capable of providing critical emergency supplies and communication tools.

●	Draganfly’s Vital Intelligence Smart Vital assessment platform was selected by the Franklin County Sheriff’s Office (“FCSO”) in Eastpoint, Florida. The Company’s technology is being used to screen employees at the FCSO’s 911 Communications Center before shifts.

Cameron Chell, CEO of Draganfly, said: “From quarter to quarter, our experienced team has been committed to meeting the demands of the rapidly evolving drone space. Draganfly continues to successfully hit its operational milestones, which are key for attaining our financial objectives. Our Q4 milestones and revenue give us confidence that we are on the path to become a leading North American based global drone solution provider.”

Draganfly held a shareholder update on March 31, 2022 at 3 p.m. PDT / 6 p.m. EDT.

To watch the Company’s update, please visit: https://youtu.be/oVXi7qRPfhQ

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the year and quarter ended December 31, 2021, and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR at www.sedar.com and in its Form 20-F filed on EDGAR at www.sec.gov.

For the year ended December 31,	2021	2020	2019
Total revenues	$7,053,865	$4,363,511	$1,380,427
Gross Profit (as a % of revenues)	37.5%	40.3%	84.1%
Net income (loss)	(16,202,972)	(8,015,813)	(11,095,057)
Net income (loss) per share ($)
- Basic	(0.59)	(0.48)	(0.23)
- Diluted	(0.59)	(0.48)	(0.23)
Comprehensive income (loss)	(16,399,137)	(8,015,709)	(11,095,057)
Comprehensive income (loss) per share ($)
- Basic (post-consolidation)	(0.58)	(0.48)	(0.23)
- Diluted (post-consolidation)	(0.58)	(0.48)	(0.23)
Change in cash and cash equivalents	$20,956,819	$(447,063)	$2,349,954

As at	December 31, 2021	December 31, 2020
Total assets	$42,113,240	$7,100,567
Working capital	26,836,922	1,214,371
Total non-current liabilities	465,214	104,885
Shareholders’ equity	$34,926,239	$3,848,205

Number of shares outstanding	33,168,946	17,218,694

Notes:

(1)	The net loss and comprehensive loss for the year ended December 31, 2021, include a change in fair value of derivative liability of $8,149,812 and an expense for goodwill impairment of $4,579,763, and would otherwise been a loss of $19,773,021 for the net loss, and $19,969,186 for the comprehensive loss, respectively.

(2)	Shareholders’ equity and working capital as at December 31, 2021 includes a fair value of derivative liability of $5,560,002 and would otherwise be $40,486,241 and working capital of $32,396,924 respectively.

	2021 Q4	2021 Q3	2020 Q4
Revenue	$1,635,265	$1,896,992	$1,486,009
Cost of goods sold	$(1,008,827)	$(1,123,942)	$(1,155,491)
Gross profit	$626,438	$773,050	$330,518
Gross margin – percentage	38.3%	40.8%	22.2%
Operating expenses	$(5,733,767)	$(8,006,957)	$(3,109,508)
Operating loss	$(5,107,329)	$(7,233,907)	$(2,778,990)
Operating loss per share – basic	$(0.16)	$(0.24)	$(0.17)
Operating loss per share – diluted	$(0.16)	$(0.24)	$(0.17)
Other income (expense)	$17,811,440	$31,135,835	$(713,885)
Comprehensive income (loss)	$3,362,550	$23,975,400	$(3,491,640)
Comprehensive income (loss) per share – basic	$0.39	$0.79	$(0.21)
Comprehensive income (loss) per share – diluted	$0.39	$0.75	$(0.21)

Note:

(3)	The other income and comprehensive income for the fourth quarter of 2021 include a recovery in fair value of the derivative liability of $23,428,117, and an expense for goodwill impairment of $4,579,763 and would otherwise be an expense of $1,036,914 and loss of $6,212,888, respectively.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding the Company’s proprietary pathogen and surface sanitizer spray being selected to be administered ahead of the DRL Vegas Championship Race Presented by T-Mobile outside T-Mobile Arena during CES® 2022 and the EDGE22 plenary sessions at the Park Theater in the Park MGM in Las Vegas, Nevada; the Company being selected by DRL, Woz Ed and Robotify to assist with the expansion of the DRL Academy STEM program; the Company’s plans to strategically implement drones along courses that are capable of providing critical emergency supplies and communications tools; and statements made by Cameron Chell regarding the Company continuing to execute significant operational milestones and becoming the leading commercial drone manufacturer and solutions provider in North America; Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.